KIRKPATRICK & LOCKHART LLP
                 1800 Massachusetts Avenue, N.W.
                   Washington, D.C.  20036-1800
                          (202) 778-9000




                          March 27, 1996




Legg Mason Tax-Free Income Fund
111 South Calvert Street
Baltimore, Maryland 21203

Dear Sir or Madam:

     Legg Mason Tax-Free Income Fund ("Fund") is a business trust organized under the laws of the State of Massachusetts on November 21, 1990. We understand that the Fund is about to file Post-Effective Amendment No. 8 to its Registration Statement on Form N-1A for the purpose of registering additional shares of beneficial interest of three of its series, the Maryland Tax-Free Income Trust, Pennsylvania Tax-Free Income Trust and Tax-Free Intermediate-Term Income Trust ("Portfolios") under the Securities Act of 1933, as amended ("1933 Act"), pursuant to Section 24(e)(1) of the Investment
Company Act of 1940, as amended ("1940 Act").

     We have, as counsel, participated in various business and other proceedings relating to the Fund. We have examined copies either certified or otherwise proved to be genuine, of the Declaration of Trust and By-Laws of the Fund and minutes of the meetings of the board of trustees and other documents relating to its organization and operation, and we are generally familiar with its business affairs. Based upon the foregoing, it is our opinion that the shares of beneficial interest currently being registered pursuant to Section 24(e)(1) as reflected in Post-Effective Amendment No. 8 may be sold in accordance with the Fund's Declaration of Trust and By-Laws and, when so sold, will be legally issued, fully paid and non-assessable. We express no opinion as to compliance with the 1933 Act, the 1940 Act or applicable state securities laws in connection with the sales of shares of beneficial interest.

     The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. The Declaration of Trust states that creditors of, contractors with and claimants against the Trust shall look only to the assets of the Trust for payment. It also requires that notice of such disclaimer be given on each note, bond, contract, certificate, undertaking or instrument made or issued by the officers or the Trustees of the Trust on behalf of the Trust. The Declaration of Trust further provides (i) for indemnification out of assets of the applicable Series of the Trust for all losses and expenses of any shareholder held personally liable for the obligations of such Series of the Trust solely by virtue of ownership of Shares of such Series of the Trust and (ii) for the applicable Series of the Trust to assume the defense of any claim against the shareholder for any act or obligation of such Series of the Trust. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability for the obligations of the Trust is limited to circumstances in which the Trust would be unable to meet its obligations.

     We hereby consent to this opinion accompanying Post-Effective Amendment No. 8 which you are about to file with the Securities and Exchange Commission.


                                   Sincerely yours,

                                   KIRKPATRICK & LOCKHART LLP



                                   By: /s/ Arthur C. Delibert
                                       Arthur C. Delibert